SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 8)*

BeiGene, Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

07725L102**

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

December 1, 2020

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

(Continued on the following pages)

(Page 1 of 10 Pages)

________________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

**This CUSIP applies to the American Depositary Shares, each representing thirteen Ordinary Shares

CUSIP No. 07725L102	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 153,853,343 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 153,853,343 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 153,853,343 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0% (1)(2)
14.	TYPE OF REPORTING PERSON* IA, PN

(1)	Includes 153,270,663 of the Ordinary Shares (“Ordinary Shares”) of BeiGene, Ltd. (the “Issuer”) reported that are beneficially owned through American Depositary Shares (“ADS”), 18,564 Ordinary Shares received from vested restricted stock units of the Issuer (“RSU’s”) and 564,070 Ordinary Shares underlying 564,070 options to purchase Ordinary Shares (“Share Options”). Each ADS represents 13 Ordinary Shares of the Issuer.
(2)	Based on 1,182,083,060 Ordinary Shares outstanding at November 30, 2020 as reported by the Issuer on the Hong Kong Exchange and Clearing Limited (“HKEX”) on November 30, 2020.

CUSIP No. 07725L102	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 153,853,343 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 153,853,343 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 153,853,343 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0% (1)(2)
14.	TYPE OF REPORTING PERSON* HC, OO

(1)	Includes 153,270,663 of the Ordinary Shares reported that are beneficially owned through ADS, 18,564 Ordinary Shares received from vested RSU’s and 564,070 Ordinary Shares underlying 564,070 Share Options. Each ADS represents 13 Ordinary Shares of the Issuer.
(2)	Based on 1,182,083,060 Ordinary Shares outstanding at November 30, 2020 as reported by the Issuer on the HKEX on November 30, 2020.

CUSIP No. 07725L102	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 154,315,490 (1)
	8.	SHARED VOTING POWER:
	9.	SOLE DISPOSITIVE POWER: 154,315,490 (1)
	10.	SHARED DISPOSITIVE POWER:
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 154,315,490 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1)	Includes 153,270,663 Ordinary Shares reported that are beneficially owned through ADS, 18,564 Ordinary Shares received from vested RSU’s, and 564,070 Ordinary Shares underlying 564,070 Share Options. Each ADS represents 13 Ordinary Shares of the Issuer.
(2)	Based on 1,182,083,060 Ordinary Shares outstanding at November 30, 2020 as reported by the Issuer on the HKEX.

CUSIP No. 07725L102	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 154,315,490 (1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER: 154,315,490 (1)
	10.	SHARED DISPOSITIVE POWER:
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 154,315,490 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1)	Includes 153,270,663 Ordinary Shares reported that are beneficially owned through ADS, 18,564 Ordinary Shares received from vested RSU’s and 564,070 Ordinary Shares underlying 564,070 Share Options, Each ADS represents 13 Ordinary Shares of the Issuer.
(2)	Based on 1,182,083,060 Ordinary Shares outstanding at November 30, 2020 as reported by the Issuer on the HKEX on November 30, 2020.

CUSIP No. 07725L102	Page 6 of 10 Pages

1.	NAMES OF REPORTING PERSONS FBB3 LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 151,004 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 151,004 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,004 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes 150,995 Ordinary Shares reported that are beneficially owned through ADS.
(2)	The percentage is less than 0.1% based on 1,182,083,060 Ordinary Shares outstanding at November 30, 2020 as reported by the Issuer on the HKEX on November 30, 2020.

CUSIP No. 07725L102	Page 7 of 10 Pages

Amendment No. 8 to Schedule 13D

This Amendment No. 8 to Schedule 13D amends and supplements the previously filed Schedules 13D filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP), LLC (the “Adviser GP”), Julian C. Baker, Felix J. Baker and FBB3 LLC (“FBB3”) (collectively the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to the management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 667, L.P. (“667”, and together with Life Sciences, the “Funds”), and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power over securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Item 3.	Source and Amount of Funds or Other Consideration

The disclosure in Item 4 is incorporated herein by reference.

Item 4.	Purpose of the Transaction.

Item 4 of Schedule 13D is supplemented and amended, as the case may be, as follows:

On December 1, 2020, BeiGene, Ltd. (the “Issuer”) and the Funds entered into an underwriting agreement (the “Underwriting Agreement”) with Goldman Sachs & Co. LLC (the “Underwriter”), related to a public offering (the “Offering”) of 1,511,546 American Deposity Shares (“ADS”) of the Issuer by the Funds as selling shareholders at a price to the public of $225.00 per ADS. Each ADS represents 13 Ordinary Shares. In addition, the Funds granted the Underwriter an option exercisable for 30 days from the date of the Underwriting Agreement to purchase, at the public offering price less any underwriting discounts and commissions, up to an additional 151,154 ADS to cover overallotments, if any. The Offering closed on December 4, 2020.

Pursuant to the Offering, 667 and Life Sciences sold 125,513 and 1,386,033 ADS, respectively, at the offering price of $220.50 per share (net of underwriting discounts), totaling 1,511,546 shares in the aggregate.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is incorporated by reference as Exhibit 99.1 hereto and is incorporated herein by reference.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may dispose of additional securities or purchase securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of securities of the Issuer for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors of the Issuer (the “Board”) and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer’s management, other members of the Board and other investors, which could include items in subparagraphs (a) through (j) of Item 4 Schedule 13D.

CUSIP No. 07725L102	Page 8 of 10 Pages

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer (by means of open market purchases, privately negotiated purchases, or otherwise) or to dispose of some or all of the securities of the Issuer under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 8 are incorporated herein by reference.

Set forth below is the aggregate number of Ordinary Shares directly held by the Funds, 153,270,663 of which are directly held by the Funds through ADS, along with the percentage of the Issuer’s outstanding Ordinary Shares such holdings represent. The information set forth below is based on 1,182,083,060 Ordinary Shares outstanding at November 30, 2020 as reported by the Issuer on the Hong Kong Exchange and Clearing Limited (“HKEX”) on November 30, 2020. Such percentage figures are calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Name	Number of Ordinary Shares we own or have the right to acquire within 60 days	Percent of Class Outstanding
667, L.P.	12,727,060	1.1%
Baker Brothers Life Sciences, L.P.	140,543,649	11.9%
Total	153,270,709	13.0%

Michael Goller and Ranjeev Krishana, full-time employees of the Adviser, have served on the Board since April 21, 2015 and October 7, 2014, respectively. Prior to serving on the Board, Michael Goller was a Board observer. Michael Goller and Ranjeev Krishana currently serve on the Board as representatives of the Funds. Michael Goller and Ranjeev Krishana each hold 282,035 options to purchase Ordinary Shares (“Share Options”) received in connection with their service on the Board which vest within 60 days from the date of this Amendment No. 8. Michael Goller and Ranjeev Krishana each hold 9,282 Ordinary Shares received from vested restricted stock units (“RSU’s”) in connection with their service on the Board. Additionally, Michael Goller and Ranjeev Krishana each hold 45,383 Share Options (“2020 Share Options”) in connection with their service on the Board. The 2020 Share Options are exercisable at $13.42 per Ordinary Share and vest on the earlier of the first anniversary of the date of grant or the date of the next annual meeting of shareholders. The 2020 Stock Options expire June 16, 2030.The policy of the Funds and the Adviser does not permit managing members of the Adviser GP or full-time employees of the Adviser to receive compensation for serving as directors of the Issuer, and the Funds are instead entitled to the pecuniary interest in any compensation received for their service.

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

Julian C. Baker and Felix J. Baker are also the sole managers of FBB3 and by policy they do not transact in or vote the securities of the Issuer held by FBB3.

CUSIP No. 07725L102	Page 9 of 10 Pages

(c) The disclosure in Item 4 and elsewhere in this Item 5 is incorporated herein by reference. Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of this Schedule 13D is hereby supplemented and amended, as the case may be, as follows:

The disclosure in Item 4 is incorporated herein by reference.

The Underwriting Agreement is incorporated by reference as Exhibit 99.1 hereto and is incorporated herein by reference.

On December 1, 2020, the Issuer and the Funds along with other investors entered into Amendment No.1 (the “Amendment”) to the registration rights agreement that was previously disclosed and entered into on November 16, 2016 (“Registration Rights Agreement”). Pursuant to the Amendment, effective December 31, 2020, the Issuer's registration obligations under the Registration Rights Agreement will continue in effect for up to another three years, until December 31, 2023.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, which is incorporated by reference as Exhibit 99.2 hereto and is incorporated herein by reference.

In connection with the offering the Funds each entered into a lock-up agreement with the underwriter (“Lock-up Agreement”) dated December 1, 2020 pursuant to which the Funds agreed that from December 1, 2020 until 60 days after the public offering date set forth in the final prospectus for the Offering, the Funds agreed not to offer, sell, contract to sell, pledge, grant any option to purchase, purchase any option or contract to sell, make any short sale or otherwise dispose of any ADSs or Ordinary Shares or any securities of the Issuer that are substantially similar to the ADSs or Ordinary Shares of the Issuer, or any options or warrants to purchase any ADSs or Ordinary Shares of the Issuer, or any securities convertible into, exchangeable for or that represent the right to receive ADSs or Ordinary Shares of the Issuer, whether now owned or hereinafter acquired, owned directly by the undersigned (including holding as a custodian) or with respect to which the undersigned has beneficial ownership within the rules and regulations of the SEC. The foregoing description of the Lock Up Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, which is incorporated by reference as Exhibit 99.3 and Exhibit 99.4 hereto and is incorporated herein by reference.

Item 7.	Materials to be filed as Exhibits

Exhibit	Description

Exhibit	Description
99.1	Underwriting Agreement, dated December 1, 2020, by and between the Issuer and the Funds and Goldman Sachs & Co. as the representative of the several underwriters listed on Schedule I thereto (incorporated by reference to Exhibit 1.1 of the Form 8-K filed by the Issuer with the SEC on December 2, 2020).
99.2	Amendment No. 1 To Registration Rights Agreement, dated December 1, 2020, by and among the Issuer, the Funds and other investors. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on December 2, 2020).
99.3	Selling Shareholder Lock-Up Agreement, dated December 1, 2020, by and among 667 and Goldman Sachs & Co. as the representative of the several underwriters listed on Schedule I thereto..
99.4	Selling Shareholder Lock-Up Agreement, dated December 1, 2020, by and among Life Sciences and Goldman Sachs & Co. as the representative of the several underwriters listed on Schedule I thereto..

CUSIP No. 07725L102	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 4, 2020

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

FBB3 LLC

By:	/s/ Julian C. Baker
Name: Julian C. Baker Title: Manager